March 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Attn:    Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Re:     The Scotts Miracle-Gro Company
Form 10-K for Fiscal Year Ended September 30, 2017
Filed November 28, 2017 (File No. 001-11593)

Ladies and Gentlemen:

Set forth below are the responses of The Scotts Miracle-Gro Company (“we,” “us,” “our” and the “Company”) to the comments regarding the above-referenced documents contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 5, 2018. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by our response. Unless otherwise stated, references to years in our responses relate to fiscal years of the Company rather than calendar years.

Selected Financial Data
Definitions of non-GAAP Financial Measures, page 24

1.
We note that your non-GAAP financial measures include TruGreen Joint Venture non-GAAP adjustments. Please revise to include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. For example, your disclosure should explain that you do not control, nor do you have any legal claim to the revenues and expenses related to your equity method investees, and that excluding these expenses may imply that you have control over the operations and resulting revenue and expenses.

Response:
We respectfully acknowledge the Staff’s comment. In response, we will include the following revised disclosure within the discussion of “Exclusions from Non-GAAP Financial Measures” in future filings:

Exclusions from Non-GAAP Financial Measures

Non-GAAP financial measures reflect adjustments based on the following items:

•	Charges or credits incurred by the TruGreen Joint Venture that are apart from and not indicative of the results of its ongoing operations, including transaction related costs,

U.S. Securities and Exchange Commission
March 16, 2018

refinancing costs, restructurings and other discrete projects or transactions including a non-cash purchase accounting fair value write down adjustment related to deferred revenue and advertising (“TruGreen Joint Venture non-GAAP adjustments”). We hold a noncontrolling equity interest of approximately 30% in the TruGreen Joint Venture. We do not control, nor do we have any legal claim to, the revenues and expenses of the TruGreen Joint Venture or our other unconsolidated affiliates. Our use of non-GAAP measures that are subject to TruGreen Joint Venture non-GAAP adjustments is not intended to imply that we have control over the operations and resulting revenue and expenses of TruGreen Joint Venture or our other unconsolidated affiliates. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all revenue and expenses of the unconsolidated affiliates.

Notes to Consolidated Financial Statements
Note 19: Contingencies
Other, page 110

2.
In regards to your disclosure regarding the lawsuits alleging injuries resulting from exposure to your asbestos-containing products, we note your disclosure that it is not currently possible to reasonably estimate a probable loss associated with the cases and, accordingly, no accruals have been recorded in your consolidated financial statements. Please clarify for us and revise your disclosure as appropriate to discuss whether a loss is probable, but a reasonable estimate cannot be made.

Response:
We respectfully acknowledge the Staff’s comment. No accruals have been recorded in our consolidated financial statements related to these claims because we have concluded that the likelihood of a loss is not probable. In addition, based on our historical experience, which includes a large percentage of cases being dismissed, and the current status of the small number of pending cases, we do not believe a reasonably possible loss would be material to our consolidated financial statements. We will include the following revised disclosure in future filings:

NOTE 19. CONTINGENCIES

Other

The Company has been named as a defendant in a number of cases alleging injuries that the lawsuits claim resulted from exposure to asbestos-containing products, apparently based on the Company’s historic use of vermiculite in certain of its products. In many of these cases, the complaints are not specific about the plaintiffs’ contacts with the Company or its products. The cases vary, but complaints in these cases generally seek unspecified monetary damages (actual, compensatory, consequential and punitive) from multiple defendants. The Company believes that the claims against it are without merit and is vigorously defending against them. ~~It is not currently possible to reasonably estimate a probable loss, if any, associated with these cases and, accordingly, no~~ No accruals have been recorded in the Company’s consolidated financial statements as the likelihood of a loss is not probable at this time; and the Company does not believe a reasonably possible loss would be material to, nor the ultimate resolution of these cases

U.S. Securities and Exchange Commission
March 16, 2018

will have a material adverse effect on, the Company’s financial condition, results of operations or cash flows. ~~The Company is reviewing agreements and policies that may provide insurance coverage or indemnity as to these claims and is pursuing coverage under some of these agreements and policies, although there can be no assurance of the results of these efforts.~~ There can be no assurance that ~~these cases~~ future developments related to pending claims or claims filed in the future, whether as a result of adverse outcomes or as a result of significant defense costs, will not have a material effect on the Company’s financial condition, results of operations or cash flows.

3.	If a loss is probable, please provide us a more comprehensive explanation of why you believe that it is not currently possible to reasonably estimate the loss associated with the asbestos cases.

Response:
We respectfully acknowledge the Staff’s comment. As noted in our response to item #2 above, no accruals have been recorded in our consolidated financial statements because we have concluded that the likelihood of a loss is not probable.

4.	In addition, we note that you have had similar disclosure in your prior years’ fillings. Please tell us the status of these cases and if you plan any updates to this disclosure.

Response:
We respectfully acknowledge the Staff’s comment. Since we received our first claim more than ten years ago, costs associated with these cases have not been material to any period. We have not suffered an adverse verdict in a trial court proceeding related to claims associated with asbestos-containing products and we intend to continue to vigorously defend these claims. We have a small number of pending cases, some of which have had little or no activity for several years, and we do not believe a reasonably possible loss would be material to our financial condition, results of operations or cash flows. Based on these factors, we do not anticipate updates to this disclosure other than as described above, however, as noted in our filings, there can be no assurance that future developments related to pending claims or claims filed in the future will not have a material effect on the Company’s financial condition, results of operations or cash flows.

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On behalf of The Scotts Miracle-Gro Company, I thank you for your consideration of our responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (937) 645-2754.

Sincerely,
/s/ THOMAS RANDAL COLEMAN
Thomas Randal Coleman Executive Vice President and Chief Financial Officer